SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 12 November 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1. Interim Results announcement made on 12 November 2009

12 November 2009

BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2009

Key points for the second quarter:

•	Revenue[1] of £5,122m, down 3%, or 6% excluding foreign exchange movements and acquisitions

•	Adjusted EBITDA[1] of £1,436m, up 2% reflecting progress in all lines of business

•	Continued improvement in BT Global Services with adjusted EBITDA[1] of £95m, up 53% on the first quarter

•	Adjusted earnings per share[1] of 4.5p, down 8%, reported earnings per share of 5.5p, up 12%

•	Free cash flow of £705m, up £336m including a tax repayment and associated interest of £226m

•	Net debt[4] reduced to £9.9bn

•	Total underlying costs[2] down £932m in the half year

•	Interim dividend of 2.3p per share

2009/10 Outlook:
	Previous	New
• Revenue[1] decline	4%-5%	3%-4%
• Capital expenditure	c.£2.7bn	c.£2.6bn
• Total underlying cost[2] reductions	well over £1bn	at least £1.5bn
• Free cash flow[3]	over £1bn	at least £1.6bn
• Net debt[4]	-	below £10bn
• Full year dividend	-	up c.5%

Ian Livingston, Chief Executive, commenting on the results, said:

“We have had another quarter of progress but there remains a lot more to do. With total cost2 reductions of over £900m in the first half, we have made significant headway towards our previous target of well over £1bn for the full year. We now expect to generate at least £1.6bn of free cash flow3 this year, compared with our previous target of over £1bn.

“We are investing in the future of the business with an enhanced and accelerated programme of fibre deployment and wider roll out of faster broadband speeds, all within our capital expenditure plans.

“Given our operational performance, we expect to increase dividends by around 5% for the full year. The Board is declaring an interim dividend of 2.3p per share.”

1 Before specific items, leaver costs and net interest on pensions.

2 Underlying operating costs and capital expenditure.

3 Before gross pension deficit payments of £525m, but after cash costs of BT Global Services restructuring.

4Net debt is defined in Note 12.

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2009

Group results

	Second quarter to 30 September			Half year to 30 September
	2009	2008[1]	Change	2009	2008[1]	Change
	£m	£m	%	£m	£m	%
Revenue[2]	5,122	5,303	(3)	10,357	10,480	(1)
EBITDA
- adjusted[2]	1,436	1,407	2	2,807	2,824	(1)
- reported	1,309	1,333	(2)	2,594	2,650	(2)
Operating profit
- adjusted[2]	677	722	(6)	1,310	1,448	(10)
- reported	550	648	(15)	1,097	1,274	(14)
Profit before tax
- adjusted[2]	461	490	(6)	888	1,009	(12)
- reported	275	494	(44)	547	991	(45)
Earnings per share
- adjusted[2]	4.5p	4.9p	(8)	8.8p	10.0p	(12)
- reported	5.5p	4.9p	12	8.3p	9.8p	(15)
Interim dividend	-	-	-	2.3p	5.4p	(57)
Capital expenditure	558	766	(27)	1,117	1,568	(29)
Free cash flow	705	369	91	583	(365)	n/m
Net debt	-	-	-	9,878	11,028	(10)

Line of business results

	Revenue[2]	Change[1]	EBITDA[2]	Change[1]
Second quarter to 30 September 2009	£m	%	£m	%
BT Global Services	2,024	(3)	95	(10)
BT Retail	2,062	(5)	475	11
BT Wholesale	1,125	(4)	328	1
Openreach	1,285	(1)	507	4
Other	10	n/m	31	(48)
Intra-group items	(1,384)	5	-	-
Total	5,122	(3)	1,436	2

1 Restated - see Note 1 for details.

2 Before specific items, leaver costs and net interest on pensions.

Notes:
Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, and operating costs is measured before specific items and leaver costs. In addition, adjusted profit before tax and adjusted earnings per share (EPS) are also shown before net interest on pensions due to the volatile nature of this item (see Notes 9 and 10). Unless otherwise stated, the change in results is year on year. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

Underlying revenue, underlying operating costs, underlying EBITDA and underlying capital expenditure refer to the measure excluding foreign exchange rate movements and acquisitions. Underlying revenue and operating costs are also stated before specific items, leaver costs and depreciation and amortisation.

The commentary focuses on the trading results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in Note 5.

The income statement, cash flow statement and balance sheet are provided on pages 12 to 16. A reconciliation of group operating profit to EBITDA (as defined above) is provided in Note 8. A reconciliation of reported profit before tax (as defined above) to adjusted profit before tax is provided in Note 9. A reconciliation of reported EPS to adjusted EPS is provided in Note 10. A definition and reconciliation of free cash flow and net debt are provided In Notes 11 and 12.

The line of business commentaries also discuss operating cash flow before specific items and leaver costs. Operating cash flow is defined as EBITDA less direct and allocated capital expenditure (net of capital accrual movements), working capital movements and movements in provisions and other non-cash items.

For the avoidance of doubt all page and note references refer to the full results release for the second quarter and half year to 30 September 2009.

Enquiries

Press office:
Peter Morgan/Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results.

Results for the third quarter to 31 December 2009 are expected to be announced on 11 February 2010.

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

BT Group plc
INTERIM MANAGEMENT REPORT

RESULTS FOR THE SECOND QUARTER TO 30 SEPTEMBER 2009

GROUP RESULTS
Operating results overview

Revenue was down 3% to £5,122m including favourable foreign exchange movements and the impact of acquisitions of £118m. Excluding these, underlying revenue decreased by 6% partly reflecting the challenging market conditions. Adjusted EBITDA increased by 2% to £1,436m reflecting progress in all lines of business driven by the delivery of cost savings. The sequential improvement in BT Global Services has continued with EBITDA of £95m, up 53% compared with the first quarter. Excluding BT Global Services, adjusted EBITDA for the rest of the group increased by 3%. Foreign exchange movements and acquisitions had a £20m negative impact on EBITDA. Other operating income decreased by £14m to £93m largely due to some non recurring items in the prior year.

Group operating costs decreased by 3% to £4,559m. Underlying group operating costs reduced by 9% primarily due to reductions in total labour costs and the delivery of other cost savings by all lines of business. Leaver costs were £21m (Q2 2008/09: £36m).

Our direct staff costs, on an underlying basis, decreased by 12% to £1,178m largely due to the impact of staff reductions and lower pension charges. Other operating costs, on an underlying basis, decreased by 9% to £1,606m principally due to reductions in indirect labour costs and discretionary expenditure. Total labour costs, on an underlying basis, decreased by 16%.

Total capital expenditure reduced by £208m to £558m reflecting improved procurement, better efficiency and management of capital expenditure and the timing of capital projects.

In total, underlying operating costs and capital expenditure reduced by £575m to £4,194m in the quarter, a reduction of 12%.

Depreciation and amortisation increased by 11% to £759m reflecting the impact of higher value and shorter lived software, Ethernet and ADSL2+ assets being brought into use.

Net finance expense

Net finance expense before specific items was £295m, an increase of £136m, due to the notional non-cash net pension interest expense under IAS 19 which increased by £148m. Net finance expense before specific items and net pension interest reduced by £12m.

Tax

The effective tax rate on the profit before specific items was 22.2% (Q2 2008/09: 23.7%), compared with the UK statutory rate of 28%, reflecting the continued focus on tax efficiency within the group and utilisation of tax losses.

Specific items

Specific items are defined in Note 5. Specific items in the quarter were a net credit after tax of £141m (Q2 2008/09: net charge £28m).

During the quarter we agreed substantially all outstanding tax matters with HM Revenue & Customs (HMRC) relating to the 2006, 2007 and 2008 tax years and received a tax repayment of £215m and associated interest of £11m.

In addition, a charge of £52m was recognised reflecting a recent Ofcom determination in relation to 2Mbps partial private circuits. Although we disagree with the determination and expect to appeal the decision, we have recognised the charge in the quarter. BT Global Services restructuring charges of £49m were also recognised relating to people and transformation costs (Q2 2008/09: nil). The total tax credit on these charges was £22m. The specific items of £38m recognised in the prior year related to the group’s transformation and reorganisation activities.

Earnings per share

Adjusted EPS decreased by 8% to 4.5p largely due to the higher depreciation and amortisation expense. This is based on average shares in issue of 7,739m (Q2 2008/09: 7,697m). Reported EPS was 5.5p (Q2 2008/09: 4.9p). A reconciliation from reported EPS to adjusted EPS is provided in Note 10.

Cash flow

Free cash flow was an inflow of £705m, an increase of £336m compared with last year, reflecting the tax repayment and associated interest of £226m, improved working capital, and lower capital expenditure. Free cash flow is defined and reconciled in Note 11. Net cash inflow from our operating activities in the second quarter was £1,412m (Q2 2008/09: £1,223m). Net cash outflow for the purchase of property, plant and equipment and software was £555m (Q2 2008/09: £712m). The net cash outflow on acquisition of subsidiaries was £1m (Q2 2008/09: £93m).

Net debt and liquidity

Net debt was £9,878m at 30 September 2009 (30 September 2008: £11,028m), a reduction of £639m in the quarter. Net debt is defined and reconciled in Note 12.

As at 30 September 2009, we had undrawn committed facilities of £2.4bn which provide us with a strong liquidity and funding position. The group has no significant debt maturities until December 2010.

Pensions

The IAS 19 net pension position at 30 September 2009 was a deficit of £6.8bn net of tax (£9.4bn gross of tax), compared with a net deficit of £2.9bn at 31 March 2009 (£4.0bn gross of tax). The market value of the BT Pension Scheme assets has increased by £3.3bn since 31 March 2009 to £32.6bn at 30 September 2009. However, the value of the liabilities has increased to £41.9bn as a result of movements in bond yields and inflation expectations. The liability calculation is based on the AA bond yield of 5.45% (31 March 2009: 6.85%) and future inflation expectations of 3.1% (31 March 2009: 2.9%). This does not reflect a change in the underlying pension obligations, but rather a change in market rates for AA bonds and inflation expectations.

Outlook

With revenue down 1% in the first half we now expect a 3%-4% decline in revenue for the full year (previous outlook: down 4%-5%).

Even taking into account the acceleration of our fibre roll out, we now expect capital expenditure to reduce to around £2.6bn (previous outlook: around £2.7bn) for the full year due to increased efficiency. Total underlying cost reductions are now expected to be at least £1.5bn this year (previous outlook: well over £1bn).

Given the operational progress we are making and taking into account the cash tax repayments received in the first half of the year, we now expect to generate free cash flow (before gross pension deficit payments of £525m but after cash costs of BT Global Services restructuring) of at least £1.6bn this year (previous outlook: over £1bn). As a result net debt will be below £10bn at the end of 2009/10.

Reflecting the progress of the business the Board expects to increase the full year dividend for 2009/10 by around 5% over last year.

Dividends

Last year we rebased our dividend to a level that we were confident was sustainable. The Board believes that the operational improvements being achieved in the business will generate sufficient cash flow to allow the dividend to grow over time as well as allowing us to invest in the business, reduce debt and support the pension scheme. The Board is committed to delivering attractive returns for shareholders and has declared an interim dividend of 2.3p per share in respect of the 2009/10 financial year. This will be paid on 8 February 2010, to shareholders on the register on 29 December 2009. The ex-dividend date is 23 December 2009. The election date for participation in BT’s Dividend Investment Plan in respect of this dividend is 29 December 2009.

OPERATING REVIEW
BT Global Services

	Second quarter to 30 September				Half year to 30 September
	2009	2008[1]	Change		2009	2008[1]
	£m	£m	£m	%	£m	£m
Revenue	2,024	2,095	(71)	(3)	4,103	4,089
Net operating costs [2]	1,929	1,990	(61)	(3)	3,946	3,802
EBITDA	95	105	(10)	(10)	157	287
Depreciation & amortisation	191	171	20	12	377	352
Operating loss	(96)	(66)	(30)	(45)	(220)	(65)

Capital expenditure	131	213	(82)	(38)	262	458
Operating cash flow	(94)	(222)	128	58	(553)	(859)

1 Restated for the impact of customer account moves and internal trading model changes.

2 Net of other operating income.

Revenue

BT Global Services revenue decreased by 3% to £2,024m. Underlying revenue decreased by 8%, but adjusting for a major contract milestone in the prior year the decrease was 5%. This decline reflects the economic conditions, lower wholesale call volumes in continental Europe, mobile termination rate reductions, the continued decline in UK calls and lines and a decline in equipment sales.

Total order intake was £1.4bn, consistent with the first quarter, leading to a rolling 12 month order intake of £7.1bn. As previously stated, the market trend continues to be towards lower order values and longer lead times as customers delay decisions in the current economic climate. These trends and our focus on higher quality new business will lead to a lower order intake compared with the last financial year.

We continued to win contracts in our three key markets. In the UK we won significant contracts both in the public and private sectors, including Disclosure Scotland and William Hill. We are building on our relationships with our existing multi-national customers such as Emirates Airline, Solvay and Tommy Hilfiger. In the quarter we also won contracts with major customers in our non UK target markets, for example, with ProRail in the Netherlands and the Brazilian bank Bradesco.

We have again been recognised externally for both our capabilities and excellence in customer service being rated as “global leader of global leaders” in the Enterprise sector in a survey published by Ovum, with particularly strong results in product innovation and customer service.

Operating results

We have made progress with our cost saving initiatives delivering an 8% decrease in underlying operating costs. Adjusting for a major contract milestone in the prior year, the decrease was 6%. Total labour resource reduced by 1,600 in the quarter and is now 7,600 lower than at 30 September 2008. We have also re-negotiated better pricing through our procurement channels. Benefits from these actions are expected to flow through during the remainder of 2009/10 and beyond.

EBITDA increased to £95m compared with £62m in the first quarter and £32m* in the fourth quarter of last year, as a result of our progress in addressing the cost base. Depreciation and amortisation increased by 12% to £191m due to the adverse impact of foreign exchange movements and the timing of higher value and shorter lived software assets being brought into use. Overall this contributed to an operating loss of £96m.

Operating cash outflow was £128m better, largely due to improvements in capital expenditure and working capital more than offsetting the lower EBITDA.

* Before contract and financial review charges, and restated for the customer account moves and internal trading model changes.

BT Retail

	Second quarter to 30 September				Half year to 30 September
	2009	2008[1]	Change		2009	2008[1]
	£m	£m	£m	%	£m	£m
Revenue	2,062	2,176	(114)	(5)	4,172	4,334
Net operating costs [2]	1,587	1,747	(160)	(9)	3,221	3,528
EBITDA	475	429	46	11	951	806
Depreciation & amortisation	119	102	17	17	236	202
Operating profit	356	327	29	9	715	604

Capital expenditure	82	117	(35)	(30)	163	244
Operating cash flow	453	253	200	79	816	422

1 Restated for the impact of customer account moves and internal trading model changes.

2 Net of other operating income.

Revenue

BT Retail revenue declined by 5% to £2,062m and by 6% on an underlying basis largely due to a reduction in calls and lines revenue. We continue to experience challenging market conditions arising from a combination of the current economic climate, particularly in the business market, and competitive pressure. This has contributed to a 6% and 8% decline in our Consumer and Business revenue, respectively.

Despite these pressures, annual consumer ARPU increased to £296, up £6 over the previous quarter as customers purchase more services from us. In the maturing broadband market BT’s retail market share of the DSL and LLU installed base remained at 35%. Net additions were 72,000 in the quarter taking total broadband customers to 4.9m. BT’s retail share of net additions was 43%.

Ofcom announced the de-regulation of the retail lines market during the quarter. This is a significant development giving us the freedom to compete more effectively and will allow us to offer a variety of bundles and discounts to our customers. We are also rolling out 20Mbps broadband, enabled by ADSL2+ technology, which substantially increases broadband speeds for our customers, at no extra charge. We also have our first customers using fibre based services in trial areas.

BT Vision net additions were 18,000 in the quarter, partly reflecting a seasonal slowdown in consumer demand during the holiday period. The customer base was 436,000 at 30 September 2009 after adjusting for a further cleanse of the database. We are seeing an improvement in the quality of the customer base with over 90% of new customers taking a subscription package during the quarter. The total number of views in the quarter was 34m, an increase of 14% from the first quarter, representing an average of 35 views per customer per month.

Within our Business division, the current economic climate is impacting our small and medium sized enterprises (SME) customer base, despite which our ICT revenue reduced by only 4%. We have recently announced the launch of an unlimited calls option to the BT Business One Plan package. We are the first UK communications provider to make this available to small businesses bringing certainty and value for money to the SME market.

Within our Enterprises division, our conferencing business performed well with a 19% increase in revenue (10% on an underlying basis) and several new contracts were secured during the quarter.

In July, BT Ireland signed a seven year contract with Vodafone in the Republic of Ireland for the provision of wholesale network services and transferred its consumer and SME voice and broadband customers to Vodafone.

Operating results

The decline in revenue and focus on cost control has driven a 9% reduction in net operating costs to £1,587m. This has been delivered through cost transformation programmes focused on labour productivity, systems rationalisation and supplier management across the business. The reduction in net operating costs also reflects the benefit of a one-off internal rebate of £15m relating to prior periods.

EBITDA increased by 11% to £475m, although excluding the one-off internal rebate the increase was 7%. This is in line with our expectation that the EBITDA growth rate will be mid single digits for the rest of the financial year.

Depreciation and amortisation increased by 17% to £119m due to higher value and shorter lived software assets being brought into use. Overall this contributed to operating profit of £356m, an increase of 9%.

Capital expenditure reduced by £35m due to improved procurement and better efficiency and management of capital expenditure. Operating cash flow was £200m higher due to improved cash collections from customers, higher EBITDA and lower capital expenditure.

BT Wholesale

	Second quarter to 30 September				Half year to 30 September
	2009	2008[1]	Change		2009	2008[1]
	£m	£m	£m	%	£m	£m
Revenue	1,125	1,168	(43)	(4)	2,267	2,324
Net operating costs [2]	797	844	(47)	(6)	1,619	1,676
EBITDA	328	324	4	1	648	648
Depreciation & amortisation	170	172	(2)	(1)	341	342
Operating profit	158	152	6	4	307	306

Capital expenditure	69	119	(50)	(42)	140	239
Operating cash flow	196	318	(122)	(38)	304	363

1 Restated for the impact of customer account moves and internal trading model changes.

2 Net of other operating income.

Revenue

BT Wholesale revenue declined by 4% to £1,125m partly as a result of the impact of mobile termination rate reductions of £26m which have no impact on EBITDA. In addition, there were reductions in conveyance, circuits and international direct dial revenues. These declines were partially offset by continued growth in managed network solutions revenue, which grew by £72m to £180m and now represents 22% of external revenue (Q2 2008/09: 13%). We expect to see further declines in transit revenue during this financial year.

During the quarter we signed contracts with both Vodafone and O2 that expand our white label managed services business. The number of UK homes and businesses served by our white label platforms was 4.2m at 30 September 2009, up 24% compared with the prior year. In the first half of the year we signed managed network solutions deals worth over £1.4bn. As a result, the proportion of our revenue under contract is now 40% (Q2 2008/09: 32%).

Operating results

The lower revenue was offset by a reduction in net operating costs which declined by 6% to £797m. As a result, EBITDA increased by 1% to £328m. Depreciation and amortisation decreased by 1% to £170m contributing to an increase of 4% in operating profit to £158m.

Capital expenditure was £50m lower largely due to improved procurement and better efficiency and management of capital expenditure. Operating cash flow reduced by £122m primarily due to the timing of payments to other licensed operators and the timing of intra-group VAT settlements.

The roll out of our next generation broadband and Ethernet services, delivered over BT’s 21st century network, continued during the quarter. Our Wholesale Ethernet service is now available from nearly 700 nodes, extending our market leading Ethernet footprint in the UK. This footprint will continue to be extended this financial year.

We have also announced our intention, subject to customer demand, to increase the availability of Wholesale Broadband Connect (our ADSL2+ supported 20Mbps broadband service) to 75% of UK homes and businesses by Spring 2011.

Openreach

	Second quarter to 30 September				Half year to 30 September
	2009	2008	Change		2009	2008
	£m	£m	£m	%	£m	£m
External revenue	299	242	57	24	579	479
Revenue from other BT lines of business	986	1,061	(75)	(7)	2,012	2,130
Revenue	1,285	1,303	(18)	(1)	2,591	2,609
Net operating costs[1]	778	814	(36)	(4)	1,581	1,629
EBITDA	507	489	18	4	1,010	980
Depreciation & amortisation	223	189	34	18	424	373
Operating profit	284	300	(16)	(5)	586	607

Capital expenditure	200	230	(30)	(13)	403	457
Operating cash flow	307	277	30	11	544	533

1 Net of other operating income.

Revenue

Total revenue decreased by 1% to £1,285m reflecting lower prices and a depressed housing market partially offset by growth in Ethernet services. External revenue increased by 24% reflecting the continued migration of lines to external communication providers.

Operating results

Net operating costs reduced by 4% to £778m primarily due to cost control and a reduction in total labour costs. This was achieved by process improvements and efficiencies, a reduction in the number of faults due to the improved quality of our network and lower levels of connection activity.

Our cost reduction activities have delivered a 4% increase in EBITDA despite the slight decline in total revenue. Depreciation and amortisation increased by £34m to £223m primarily due to higher value and shorter lived software assets being brought into use relating to the deployment of separate IT systems required by the Undertakings, and also our ongoing investment in systems to support new products and services. As a result, operating profit decreased by 5% to £284m.

Capital expenditure reduced to £200m due to lower connection activity in the housing market and our efficiency initiatives. This reduction was achieved despite investment in our fibre access network. During the quarter we connected the first end users in two ‘fibre to the cabinet’ pilot areas which offer speeds of up to 40Mbps. We also selected the first two ‘brownfield’ sites where we will trial our ‘fibre to the premise’ (FTTP) technology which has the capacity to deliver speeds of initially up to 100Mbps. Within our overall plan to make fibre based services available to around 10m premises by 2012, we recently announced that we are planning to increase the availability of the FTTP service to around 2.5m premises, more than double our original plans.

Operating cash flow increased by 11% to £307m. The increase in EBITDA and reduction in capital expenditure were partially offset by lower cash receipts due to the timing of collections from customers between quarters.

RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2009

Operating results overview

Revenue was down 1% to £10,357m including favourable foreign exchange movements and the impact of acquisitions of £314m. Excluding these, underlying revenue decreased by 4% partly reflecting the challenging market conditions. Adjusted EBITDA decreased by 1% to £2,807m, being held back by BT Global Services performance particularly in the first quarter. Foreign exchange movements and acquisitions had a £20m negative impact on EBITDA. Other operating income decreased by £25m to £172m largely due to some non recurring items in the prior year.

Group operating costs decreased by 1% to £9,285m. Underlying group operating costs reduced by 6%. This was primarily due to reductions in total labour resource and the delivery of other cost saving initiatives by all lines of business. Leaver costs were £66m (HY 2008/09: £109m).

Our direct staff costs, on an underlying basis, decreased by 12% to £2,394m largely due to the impact of staff reductions and lower pension charges. The reduction in pension charges is a result of the implementation of the pensions benefit review changes from 1 April 2009. Other operating costs, on an underlying basis, decreased by 1% to £3,309m mainly due to lower contract costs capitalised in BT Global Services being more than offset by reductions in indirect labour costs and discretionary expenditure.

In total, underlying operating costs and capital expenditure reduced by £932m to £8,489m.

Depreciation and amortisation increased by 9% to £1,497m reflecting the impact of higher value and shorter lived software, Ethernet and ADSL2+ assets being brought into use.

Net finance expense

Net finance expense before specific items was £578m, an increase of £289m due to the notional non-cash net pension interest expense under IAS 19 which increased by £295m. Net finance expense before specific items and net pension interest reduced by £6m.

Specific items

Specific items in the half year were a net credit after tax of £111m (HY 2008/09: net charge £47m).

Tax

The effective tax rate on the profit before specific items was 22.2% (HY 2008/09: 23.6%).

Earnings per share

Adjusted EPS was 8.8p (HY 2008/09: 10.0p). This is based on average shares in issue of 7,737m (HY 2008/09: 7,714m). Reported EPS was 8.3p (HY 2008/09: 9.8p).

Cash flow

Free cash flow was an inflow of £583m, an increase of £948m reflecting the impact of lower working capital outflows, lower capital expenditure and the tax repayments. Net cash inflow from our operating activities in the half year was £2,251m (HY 2008/09: £1,610m). Net cash outflow for the purchase of property, plant and equipment and software was £1,233m (HY 2008/09: £1,548m). The net cash outflow on acquisition of subsidiaries in the half year was £13m (HY 2008/09: £187m).

Related party transactions

Transactions with related parties during the half year to 30 September 2009 are disclosed in Note 15.

Principal risks and uncertainties

We have processes for identifying, evaluating and managing our risks. Details of our principal risks and uncertainties can be found on pages 29 to 31 of the 2009 Annual Report & Form 20-F and are summarised below. All of them have the potential to impact our business, revenue, profits, assets and capital resources adversely.

•	The risks arising from operating in highly competitive markets where customers can switch suppliers based on price and service levels as well as competitor activity;

•	The risks associated with the downturn in the global economy;

•	The risks associated with some of our activities being subject to significant price and other regulatory controls;

•	The risks that our business may be adversely affected if we fail to perform on major customer contracts;

•	The risk that there could be a significant failure or interruption of data transfer as a result of factors outside of our control; and

•	The risks associated with funding a defined benefit pension scheme.

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2009, some or all of which have the potential to impact our results or financial position during the remaining six months of the financial year.

FINANCIAL STATEMENTS

Group income statement

For the second quarter to 30 September 2009

		Before	Specific items
		specific items	(Note 5)	Total
	Notes	£m	£m	£m
Revenue	2	5,122	(52)	5,070
Other operating income		93	-	93
Operating costs	4	(4,559)	(54)	(4,613)
Operating profit		656	(106)	550

Finance expense		(778)	-	(778)
Finance income		483	11	494
Net finance expense	6	(295)	11	(284)

Share of post tax profits of associates and joint ventures		9	-	9
Profit before tax		370	(95)	275

Tax		(83)	236	153
Profit for the period		287	141	428

Attributable to:
Equity shareholders		287	141	428
Minority interests		-	-	-

Earnings per share	10
- basic		3.7p		5.5p
- diluted		3.6p		5.4p

Group income statement

For the second quarter to 30 September 2008

		Before	Specific items
		specific items	(Note 5)	Total[1]
	Notes	£m	£m	£m
Revenue	2	5,303	-	5,303
Other operating income		107	-	107
Operating costs	4	(4,724)	(38)	(4,762)
Operating profit		686	(38)	648

Finance expense		(821)	-	(821)
Finance income		662	-	662
Net finance expense	6	(159)	-	(159)

Share of post tax profits of associates and joint ventures		5	-	5
Profit before tax		532	(38)	494

Tax		(126)	10	(116)
Profit for the period		406	(28)	378

Attributable to:
Equity shareholders		406	(28)	378
Minority interests		-	-	-

Earnings per share	10
- basic		5.3p		4.9p
- diluted		5.2p		4.9p

1Restated - see Note 1 for details.

Group income statement

For the half year to 30 September 2009

		Before	Specific items
		specific items	(Note 5)	Total
	Notes	£m	£m	£m
Revenue	2	10,357	(52)	10,305
Other operating income		172	-	172
Operating costs	4	(9,285)	(95)	(9,380)
Operating profit		1,244	(147)	1,097

Finance expense		(1,545)	-	(1,545)
Finance income		967	11	978
Net finance expense	6	(578)	11	(567)

Share of post tax profits of associates and joint ventures		17	-	17
Profit before tax		683	(136)	547

Tax		(152)	247	95
Profit for the period		531	111	642

Attributable to:
Equity shareholders		531	111	642
Minority interests		-	-	-

Earnings per share	10
- basic		6.9p		8.3p
- diluted		6.7p		8.1p

Group income statement

For the half year to 30 September 2008

		Before	Specific items
		specific items	(Note 5)	Total[1]
	Notes	£m	£m	£m
Revenue	2	10,480	-	10,480
Other operating income		197	-	197
Operating costs	4	(9,338)	(65)	(9,403)
Operating profit		1,339	(65)	1,274

Finance expense		(1,617)	-	(1,617)
Finance income		1,328	-	1,328
Net finance expense	6	(289)	-	(289)

Share of post tax profits of associates and joint ventures		6	-	6
Profit before tax		1,056	(65)	991

Tax		(249)	18	(231)
Profit for the period		807	(47)	760

Attributable to:
Equity shareholders		806	(47)	759
Minority interests		1	-	1

Earnings per share	10
- basic		10.4p		9.8p
- diluted		10.3p		9.7p

1Restated - see Note 1 for details.

Group statement of comprehensive income

For the second quarter and half year to 30 September

	Second quarter to 30 September		Half year to 30 September
	2009	2008[1]	2009	2008[1]
	£m	£m	£m	£m
Profit for the period	428	378	642	760

Other comprehensive (loss) income
Actuarial movements on defined benefit pension schemes	(1,380)	1,763	(5,397)	(2,040)
Exchange gains (losses) on translation of foreign operations	193	66	(172)	37
Fair value movements on cash flow hedges
- fair value gains (losses)	460	351	(1,053)	286
- recycled and reported in net profit	(419)	(399)	635	(347)
- reclassified and reported in non current assets	-	-	2	-
Movement in assets available for sale reserve	3	(5)	5	4
Tax on items taken directly to equity	375	(501)	1,641	533

Other comprehensive (loss) income for the period, net of tax	(768)	1,275	(4,339)	(1,527)
Total comprehensive (loss) income for the period	(340)	1,653	(3,697)	(767)
Attributable to:
Equity shareholders	(341)	1,653	(3,698)	(768)
Minority interests	1	-	1	1
	(340)	1,653	(3,697)	(767)

1Restated - see Note 1 for details.

Group statement of changes in equity
For the half year to 30 September 2009
	Share capital	(Deficit) Reserves	Minority interests	Total equity
	£m	£m	£m	£m
At 1 April 2009	408	(266)	27	169
Total comprehensive loss for the period	-	(3,698)	1	(3,697)
Share-based payment	-	38	-	38
Net movement on treasury shares	-	1	-	1
Dividends on ordinary shares	-	(85)	-	(85)
Disposals	-	-	(4)	(4)
At 30 September 2009	408	(4,010)	24	(3,578)

For the half year to 30 September 2008[1]
	Share capital	Reserves	Minority interests	Total equity
	£m	£m	£m	£m
At 1 April 2008	420	4,989	23	5,432
Total comprehensive loss for the period	-	(768)	1	(767)
Share-based payment	-	72	-	72
Net movement on treasury shares	(12)	(51)	-	(63)
Dividends on ordinary shares	-	(804)	(1)	(805)
At 30 September 2008	408	3,438	23	3,869

1Restated - see Note 1 for details.

Group cash flow statement

For the second quarter and half year to 30 September

	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Profit before tax	275	494	547	991
Depreciation and amortisation	759	685	1,497	1,376
Net finance expense	284	159	567	289
Associates and joint ventures	(9)	(5)	(17)	(6)
Share based payments	18	36	36	71
Increase in working capital	(100)	(168)	(699)	(1,130)
Provisions, pensions and other non cash movements	(16)	24	(91)	21
Cash generated from operations	1,211	1,225	1,840	1,612
Tax received (paid)	201	(2)	411	(2)
Net cash inflow from operating activities	1,412	1,223	2,251	1,610

Cash flow from investing activities
Interest received	12	5	13	12
Dividends received from associates and joint ventures	-	3	1	3
Proceeds on disposal of property, plant and equipment	11	13	18	21
Acquisition of subsidiaries, net of cash acquired	(1)	(93)	(13)	(187)
Purchases of property, plant and equipment
and computer software	(566)	(725)	(1,251)	(1,569)
Purchases of current financial assets	(2,019)	(1,163)	(4,663)	(2,195)
Sale of current financial assets	2,102	1,254	3,902	2,421
Net cash used in investing activities	(461)	(706)	(1,993)	(1,494)

Cash flow from financing activities
Interest paid	(164)	(150)	(449)	(442)
Equity dividends paid	(84)	(785)	(86)	(787)
Dividends paid to minority interests	-	-	-	(1)
Repayments of borrowings	(279)	(533)	(290)	(618)
Repayment of finance lease liabilities	-	(5)	-	(9)
New bank loans and bonds	-	-	522	794
Net (repayment) proceeds on commercial paper	(521)	851	(691)	780
Repurchase of ordinary shares	-	(63)	-	(334)
Proceeds on issue of treasury shares	-	122	1	125
Net cash used in financing activities	(1,048)	(563)	(993)	(492)

Effects of exchange rate changes	18	7	(12)	5
Net decrease in cash and cash equivalents	(79)	(39)	(747)	(371)

Cash and cash equivalents at beginning of period	447	842	1,115	1,174
Cash and cash equivalents, net of bank overdrafts,
at end of period	368	803	368	803

Free cash flow (Note 11)	705	369	583	(365)

Group balance sheet

	30 September	30 September[1]	31 March[1]
	2009	2008	2009
	£m	£m	£m
Non current assets
Intangible assets	3,648	3,736	3,788
Property, plant and equipment	14,980	15,329	15,405
Derivative financial instruments	1,588	350	2,542
Investments	58	39	55
Associates and joint ventures	143	90	132
Trade and other receivables	380	988	322
Retirement benefit asset of BT Pension Scheme	-	977	-
Deferred tax assets	2,633	-	1,103
	23,430	21,509	23,347

Current assets
Inventories	115	163	121
Trade and other receivables	4,166	4,889	4,185
Derivative financial instruments	116	81	158
Investments	921	214	163
Cash and cash equivalents	385	915	1,300
	5,703	6,262	5,927

Total assets	29,133	27,771	29,274

Current liabilities
Loans and other borrowings	415	1,869	1,542
Derivative financial instruments	61	69	56
Trade and other payables	6,447	6,926	7,215
Current tax liabilities	312	461	1
Provisions	230	55	254
	7,465	9,380	9,068

Total assets less current liabilities	21,668	18,391	20,206

Non current liabilities
Loans and other borrowings	12,278	10,766	12,365
Derivative financial instruments	669	662	711
Other payables	815	753	794
Deferred tax liabilities	1,619	1,967	1,728
Retirement benefit obligations	9,439	108	3,973
Provisions	426	266	466
	25,246	14,522	20,037

Capital and reserves
Called up share capital	408	408	408
(Deficit) reserves	(4,010)	3,438	(266)
Total equity shareholders' (deficit) funds	(3,602)	3,846	142
Minority interests	24	23	27
Total (deficit) equity	(3,578)	3,869	169
	21,668	18,391	20,206

1Restated - see Note 1 for details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of preparation and accounting policies

These condensed consolidated financial statements (“the financial statements”) comprise the financial results of BT Group plc for the quarters and half years to 30 September 2009 and 2008 together with the audited balance sheet at 31 March 2009. The financial statements for the quarter and half year to 30 September 2009 have been reviewed by the auditors and their review opinion is on page 24. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority and with IAS 34 Interim Financial Reporting as adopted by the European Union. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2009.

Except as described below, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2009 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. These financial statements do not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year to 31 March 2009 were approved by the Board of Directors on 13 May 2009, published on 27 May 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The following new standards, amendments to new standards and interpretations which are relevant for the group have been adopted with effect from 1 April 2009:

•	IAS 1 (revised), Presentation of Financial Statements;

•	IAS 23 (Amended), Borrowing Costs;

•	IFRS 2, Share-Based Payment – Vesting Conditions and Cancellations;

•	IFRS 8, Operating Segments;

•	IFRIC 12, Service Concession Arrangements;

•	IFRIC 13, Customer Loyalty Programmes; and

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation.

The adoption of the amendment to IFRS 2 Share-Based Payment – Vesting Conditions and Cancellations has resulted in a change in the group’s accounting policy for share based payments. The amendment clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this must be treated as a cancellation. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the income statement with the credit recognised directly in equity. Hence the overall impact on net assets and cash flow is nil. Prior to the adoption of the amendment to IFRS 2 the monthly savings requirement under the group’s all employee sharesave plans was classified as a vesting condition and any cancellations made by employees prior to the normal vesting date resulted in the reversal of all charges recognised to date.

Restatements – impact of new accounting standards

The amendment to IFRS 2 requires retrospective adoption and hence comparative periods have been restated. This has resulted in a reduction in EBITDA of £22m for Q2 2008/09 and £38m for HY 2008/09. The restatements have been included in the ‘Other’ segment. The adoption of IAS 1 (revised), Presentation of Financial Statements has resulted in a change in accounting policy applied to the classification of derivatives which have not been allocated to a specific hedge relationship. Where such derivatives, previously reported as current assets and current liabilities, have a maturity of and are expected to be held for more than twelve months after the reporting period, they will now be presented as non current assets or liabilities. Prior period balance sheets have been reclassified to be on a consistent basis. The effect of all these restatements was disclosed in Note 14 to the financial statements for the first quarter to 30 June 2009.

None of the other new standards, amendments or interpretations referred to above has a significant impact on the group’s results.

Restatements – internal charges

We have also restated the line of business 2008/09 income statement comparatives for the impact of customer account moves between BT Global Services and BT Retail and other internal trading model changes effective from 1 April 2009. These restatements have no impact on total group results. The effect of these restatements was disclosed in Note 14 to the financial statements for the first quarter to 30 June 2009.

2 Operating results – by line of business

					Group
	External	Internal	Group		operating
	revenue[1]	revenue	revenue	EBITDA[1]	profit (loss) [1]
	£m	£m	£m	£m	£m
Second quarter to 30 September 2009
BT Global Services	2,024	-	2,024	95	(96)
BT Retail	1,972	90	2,062	475	356
BT Wholesale	817	308	1,125	328	158
Openreach	299	986	1,285	507	284
Other	10	-	10	31	(25)
Intra-group items [2]	-	(1,384)	(1,384)	-	-
Total	5,122	-	5,122	1,436	677

Second quarter to 30 September 2008[3]
BT Global Services	2,095	-	2,095	105	(66)
BT Retail	2,094	82	2,176	429	327
BT Wholesale	860	308	1,168	324	152
Openreach	242	1,061	1,303	489	300
Other	12	-	12	60	9
Intra-group items [2]	-	(1,451)	(1,451)	-	-
Total	5,303	-	5,303	1,407	722

Half year to 30 September 2009
BT Global Services	4,103	-	4,103	157	(220)
BT Retail	3,999	173	4,172	951	715
BT Wholesale	1,653	614	2,267	648	307
Openreach	579	2,012	2,591	1,010	586
Other	23	-	23	41	(78)
Intra-group items [2]	-	(2,799)	(2,799)	-	-
Total	10,357	-	10,357	2,807	1,310

Half year to 30 September 2008[3]
BT Global Services	4,089	-	4,089	287	(65)
BT Retail	4,184	150	4,334	806	604
BT Wholesale	1,709	615	2,324	648	306
Openreach	479	2,130	2,609	980	607
Other	19	-	19	103	(4)
Intra-group items [2]	-	(2,895)	(2,895)	-	-
Total	10,480	-	10,480	2,824	1,448

1 Before specific items and leaver costs.

2 Elimination of intra-group revenue, which is included in the total revenue of the originating business.

3 Restated – see Note 1 for details.

3 Capital expenditure – by line of business
	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
BT Global Services	131	213	262	458
BT Retail	82	117	163	244
BT Wholesale	69	119	140	239
Openreach	200	230	403	457
Other	76	87	149	170
Total	558	766	1,117	1,568

4 Operating costs
	Second quarter to 30 September		Half year to 30 September
	2009	2008[1]	2009	2008[1]
	£m	£m	£m	£m
Staff costs before leaver costs	1,206	1,344	2,472	2,730
Leaver costs	21	36	66	109
Staff costs	1,227	1,380	2,538	2,839
Own work capitalised	(133)	(155)	(277)	(313)
Net staff costs	1,094	1,225	2,261	2,526
Depreciation and amortisation	759	685	1,497	1,376
Payments to telecommunication operators	1,040	1,043	2,088	2,080
Other operating costs	1,666	1,771	3,439	3,356
Total before specific items	4,559	4,724	9,285	9,338
Specific items (Note 5)	54	38	95	65
Total	4,613	4,762	9,380	9,403

1 Restated – see Note 1 for details.

5 Specific items

BT separately identifies and discloses any significant one-off or unusual items (termed “specific items”). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Revenue provision for regulatory settlement	52	-	52	-
BT Global Services restructuring charges	49	-	90	-
Group transformation and reorganisation costs	-	38	-	65
Costs associated with settlement of prior tax years	5	-	5	-
Specific operating costs	54	38	95	65
Net specific items before interest	106	38	147	65
Interest income on settlement of prior tax years	(11)	-	(11)	-
Net specific items charge before tax	95	38	136	65
Tax credit on specific items	(21)	(10)	(32)	(18)
Tax credit in respect of settlement of prior tax years	(215)	-	(215)	-
Net specific items (credit) charge after tax	(141)	28	(111)	47

6 Net finance expense
	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Net finance expense before pensions1,[2]	214	237	428	445
Net interest expense (income) on pensions	70	(78)	139	(156)
Net finance expense	284	159	567	289

1 Finance expense in the second quarter and half year to 30 September 2009 includes a £6m and £5m net charge (Q2 08/09: £11m, HY 08/09: £8m net charge), respectively, arising from the re-measurement of financial instruments on a fair value basis which under IAS 39, are not in hedging relationships.

2 Includes £11m of interest income on settlement of prior tax years in the second quarter and half year to 30 September 2009 which has been disclosed as a specific item (Note 5).

7 Dividends

	Half year to 30 September		Half year to 30 September
	2009	2008	2009	2008
	Pence per share		£m	£m
Amounts recognised as distributions to equity holders in the period	1.1	10.4	85	804

The Board has declared an interim dividend of 2.3p per share (Q2 2008/09: 5.4p), payable on 8 February 2010 to the shareholders on the register at the close of business on 29 December 2009. This interim dividend, amounting to £178m (Q2 2008/09: £418m), has not been included as a liability as at 30 September 2009. The final dividend for the year to 31 March 2009 of 1.1p per share was approved at the Annual General Meeting on 15 July 2009 and was paid in the second quarter.

8 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.

	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Reported profit before tax	275	494	547	991
Share of post tax profits of associates and joint ventures	(9)	(5)	(17)	(6)
Net finance expense (Note 6)	284	159	567	289
Operating profit	550	648	1,097	1,274
Depreciation and amortisation (Note 4)	759	685	1,497	1,376
Reported EBITDA	1,309	1,333	2,594	2,650
Leaver costs (Note 4)	21	36	66	109
Specific items (Note 5)	106	38	147	65
Adjusted EBITDA	1,436	1,407	2,807	2,824

9 Reconciliation of adjusted profit before tax

	Second quarter to 30 September		Half year to 30 September
	2009	2008[1]	2009	2008[1]
	£m	£m	£m	£m
Reported profit before tax	275	494	547	991
Leaver costs (Note 4)	21	36	66	109
Specific items (Note 5)	95	38	136	65
Net interest expense (income) on pensions (Note 6)	70	(78)	139	(156)
Adjusted profit before tax	461	490	888	1,009

1 Restated – see Note 1 for details.

10 Reconciliation of adjusted earnings per share

	Second quarter to 30 September		Half year to 30 September
	2009	2008[1]	2009	2008[1]
	pence per share		pence per share
Reported basic earnings per share	5.5	4.9	8.3	9.8
Per share impact of:
- Leaver costs	0.2	0.4	0.6	1.0
- Specific items	(1.8)	0.4	(1.4)	0.6
- Net interest expense (income) on pensions	0.6	(0.8)	1.3	(1.4)
Adjusted earnings per share	4.5	4.9	8.8	10.0

1 Restated – see Note 1 for details.

11 Free cash flow

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

	Second quarter		Half year to 30 September
	to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Cash generated from operations	1,211	1,225	1,840	1,612
Tax received (paid)	201	(2)	411	(2)
Net cash inflow from operating activities	1,412	1,223	2,251	1,610
Included in cash flows from investing activities
Net purchase of property, plant, equipment
and software	(555)	(712)	(1,233)	(1,548)
Dividends received from associates	-	3	1	3
Interest received	12	5	13	12
Included in cash flows from financing activities
Interest paid	(164)	(150)	(449)	(442)
Free cash flow	705	369	583	(365)

12 Net debt

Net debt at 30 September 2009 was £9,878m (31 March 2009: £10,361m; 30 September 2008: £11,028m). Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

During the half year to 30 September 2009, the group issued debt of £522m consisting mainly of a £520m long term listed bond maturing in 2014. Debt maturities amounted to £981m consisting of long term debt of £290m and net commercial paper maturities of £691m.

During the half year to 30 September 2008, the group issued debt of £1,574m consisting of a long term listed bond of £794m maturing in 2015 and net commercial paper issuances of £780m. Debt maturities amounted to £627m.

(a) Analysis of net debt

	At 30 September
	2009	2008
	£m	£m
Loans and other borrowings[1]	12,693	12,635
Cash and cash equivalents	(385)	(915)
Investments	(921)	(214)
	11,387	11,506
Adjustments:
To re-translate currency denominated balances at
swapped rates where hedged	(1,169)	(155)
To recognise borrowings at net proceeds adjusted to amortise discount and investments at the lower of cost and net realisable value	(340)	(323)
Net debt	9,878	11,028

1 Includes overdrafts of £17m at 30 September 2009 (30 September 2008: £112m)

After allocating the element of the above adjustments which impacts loans and other borrowings, gross debt at 30 September 2009 was £11,184m (31 March 2009: £11,663m; 30 September 2008: £12,066m). The adjustment to re-translate currency denominated balances at swapped rates where hedged reflects the foreign exchange impact of currency swaps which offset the foreign exchange movement on revaluing currency loans and borrowings.

(b) Reconciliation of movement in net debt

	Second quarter to 30 September		Half year to 30 September
	2009	2008	2009	2008
	£m	£m	£m	£m
Net debt at beginning of period	10,517	10,581	10,361	9,460
(Reduction) increase in net debt	(620)	450	(485)	1,549
Net debt assumed on acquisitions	-	-	-	18
Currency movements	(13)	(9)	12	(8)
Other non-cash movements	(6)	6	(10)	9
Net debt at end of period	9,878	11,028	9,878	11,028

13 Share capital

During the half year to 30 September 2009, the company purchased nil (HY 2008/09: 142m) of its own shares of 5p each for consideration of £nil (HY 2008/09: £309m). 2m (HY 2008/09: 88m) shares were issued from treasury to satisfy obligations under employee share schemes and executive awards at a cost of £7m (HY 2008/09: £123m). Nil (HY 2008/09: 250m) treasury shares were cancelled at a cost of £nil (HY 2008/09: £797m).

14 Capital commitments

Capital expenditure for property, plant equipment and software contracted for at the balance sheet date but not yet incurred was £386m (31 March 2009: £451m; 30 September 2008: £750m).

15  Related party transactions

During the half year to 30 September 2009, the group purchased services in the normal course of business and on an arm’s length basis from its associate, Tech Mahindra Limited. The value of services purchased was £156m (30 September 2008: £153m) and the amounts outstanding and payable for services at 30 September 2009 was £66m (30 September 2008: £58m).

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STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

The names and functions of the BT Group plc board can be found at: http://www.btplc.com/Thegroup/Ourcompany/Theboard/index.htm

11 November 2009

Independent review report to BT Group plc on the interim financial information

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the second quarter and half year to 30 September 2009, which comprises the group income statement, group statement of comprehensive income, group statement of changes in equity, group cash flow statement, group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in Note 1 the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the second quarter and half year to 30 September 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP, Chartered Accountants
London
11 November 2009

Notes:

The maintenance and integrity of the group’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Forward-looking statements – caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue, capital expenditure and total operating cost reductions, free cash flow and net debt; EBITDA; increased dividends; progress in Global Services delivery of cost savings; enhanced rollout of fibre and super-fast broadband; and the group’s liquidity and funding position.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT’s operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the BT Global Services’ revised operating model and restructuring plan not being achieved; completion of the pension fund actuarial valuation; and general financial market conditions affecting BT’s performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
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Patricia Day, Assistant Secretary.

Date 12 November 2009